Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	BShiffman@BlankRome.com

March 31, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo Legal Branch Chief Office of Information

Technologies and Services

Re:	XCel Brands, Inc.

Registration Statement on Form S-3

Filed February 10, 2017

File No. 333-216009

Dear Ms. Woo:

On behalf of XCel Brands, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of February 16, 2017 addressed to Mr. Robert W. D’Loren, the Company’s Chief Executive Officer, regarding the Company’s Preliminary Information Statement. For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

General

1.	Please advise us as to the basis upon which you are eligible to register on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that the Form 8-K providing Item 5.07 disclosure of the voting results of the annual stockholder meeting held on September 13, 2016 was not filed until September 23, 2016. General Instruction B to Form 8-K requires the current report to be filed within four business days, and Instruction 1 to Item 5.07 states that the four-day period begins to run “on the day on which the meeting ended.” See also Question 121A.01 of the Compliance and Disclosure Interpretations for Form 8-K.

Response

Ms. Carolyn Sherman of the Office of Chief Counsel has advised the Company that the Commission will not object to the Company’s use of its registration statement on Form S-3.

Securities and Exchange Commission

March 31, 2017

2.	Please tell us whether you intend to provide audited financial statements for the year ended December 31, 2016 prior to requesting effectiveness of the registration statement. Alternatively, provide us with an analysis as to why the company is not required to file these financial statements. Please refer to Item 8-08(b) of Regulation S-X.

The Company has filed its Annual Report on Form 10-K for the year ended December 31, 2016, which includes audited financial statements for its fiscal year ended December 31, 2016.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated or Mr. James F. Haran at (347) 532-5891.

Very truly yours,

/s/Brad L. Shiffman

Brad L. Shiffman

cc:	Mr. Robert J. D’Loren

Mr. James F. Haran

J. Shin, Esq.